82-4339

03 DEC 10 AM 7:21

03045035

Televisão Gaúcha S.A.

Financial Statements at
December 31, 2002 and 2001
and September 30, 2003 and 2002
and Report of Independent Accountants

SUPPL

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

To the Board of Directors and Stockholders
Televisão Gaúcha S.A.

1 We have audited the accompanying balance sheets of Televisão Gaúcha S.A. as of December 31, 2002 and 2001, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Televisão Gaúcha S.A. at December 31, 2002 and 2001, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

PricewaterhouseCoopers

Televisão Gaúcha S.A.

4 We have also reviewed the accompanying financial statements of Televisão Gaúcha S.A. as of and for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting practices adopted in Brazil.

Porto Alegre, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RS

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-7 "S" RS

Televisão Gaúcha S.A.

Balance Sheet
In thousands of Brazilian reais

Assets	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current assets				
Cash and cash equivalents	3	1	84	
Trade accounts receivable	18,715	20,957	18,183	17,088
Group companies (Note 4)	1,478	1,451	12,289	
Inventories	1,350	1,061	1,603	1,233
Prepaid income taxes	833	675	910	781
Properties for sale	448		448	448
Other	1,226	643	1,136	1,396
	24,053	24,788	34,653	20,946
Long-term receivables				
Deferred income taxes (Note 11 (b))	11,174	2,035	10,941	10,679
Judicial deposits and fiscal incentives	6,951	3,438	6,862	7,090
	18,125	5,473	17,803	17,769
Permanent assets				
Investments	876	954	329	967
Property, plant and equipment (Note 5)	77,838	88,491	68,652	80,154
Deferred charges (Note 6)		390		100
	78,714	89,835	68,981	81,221
Total assets	120,892	120,096	121,437	119,936

Liabilities and stockholders' equity	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current liabilities				
Trade accounts payable (Note 7)	1,240	1,550	656	1,106
Accounts payable relating to network agreements	7,502	6,040	5,156	4,256
Loans (Note 8)	11,986	14,923	12	14,332
Salaries and social security contributions	5,126	4,838	5,486	5,991
Other taxes payable	892	1,175	776	612
Provision for income taxes (Note 11 (b))			978	
Group companies (Note 4)			4,448	7,898
Commissions and bonuses payable	2,080	1,935	2,015	1,859
Dividend proposed/payable	7,830	11,013	7,830	7,830
Other	771	975	463	745
	37,427	42,449	27,820	44,629
Long-term liabilities				
Deferred income taxes (Note 11 (b))	7,438	8,049	7,086	7,601
Loans (Note 8)			3,623	
Group companies (Note 4)	6,383	2,154	2,154	2,154
Provision for contingencies (Note 12)	523	457	521	499
	14,344	10,660	13,384	10,254
Stockholders' equity (Note 9)				
Capital	38,735	38,735	38,735	38,735
Capital reserve	1,896	1,896	1,896	1,896
Revenue reserve	4,080	3,874	4,080	3,874
Retained earnings	24,410	22,482	35,522	20,548
	69,121	66,987	80,233	65,053
Total liabilities and stockholders' equity	120,892	120,096	121,437	119,936

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Operating revenues				
Advertising	113,691	117,179	91,753	80,487
Taxes on revenues	(4,428)	(4,644)	(3,520)	(3,054)
	109,263	112,535	88,233	77,433
Operating costs				
Programming and sales	(38,424)	(35,512)	(30,740)	(27,891)
Personnel	(19,201)	(17,076)	(13,349)	(14,078)
Depreciation (Net of reimbursement (Note 3 (a)))	(14,094)	(12,928)	(9,602)	(10,729)
Royalties (Note 1)	(3,971)	(4,148)	(3,161)	(2,821)
Other	(8,701)	(9,230)	(4,596)	(6,661)
	(84,391)	(78,894)	(61,448)	(62,180)
Gross profit	24,872	33,641	26,785	15,253
Operating income (expenses)				
Selling	(12,487)	(11,863)	(8,384)	(8,775)
General and administrative	(12,161)	(11,201)	(7,470)	(8,587)
Financial income (Note 10)	618	430	1,263	416
Financial expenses (Note 10)	(6,261)	(6,685)	458	(7,240)
Other, net	(55)	1,313	(135)	(6)
	(30,346)	(28,006)	(14,268)	(24,192)
Operating profit (loss)	(5,474)	5,635	12,517	(8,939)
Equity in losses of subsidiaries			(547)	
Non-operating income (loss), net	(13)	214	1	44
Income (loss) before taxes on income	(5,487)	5,849	11,971	(8,895)
Social contribution (Note 11 (a))	512	(943)	(1,119)	769
Income tax (Note 11 (a))	8,514	2,766	260	7,597
Net income (loss) for the year/period	3,539	7,672	11,112	(529)
Net income (loss) per share at the end of the year/period - R$	0.16	0.34	0.49	(0.02)

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Changes in Stockholders' Equity

In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2001	38,735	1,844	3,557	19,903	64,039
Fiscal incentive investments		52			52
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(1,175)	(1,175)
Interest on capital distributed to stockholders (R$ 0.07 per share) (Note 9 (b))				(1,595)	(1,595)
Net income for the year				7,672	7,672
Appropriation of net income to legal reserve			317	(317)	
Dividend distributed (R$ 0.09 per share) (Note 9 (a))				(2,006)	(2,006)
At December 31, 2001	38,735	1,896	3,874	22,482	66,987
Interest on capital distributed to stockholders (R$ 0.06 per share) (Note 9 (b))				(1,405)	(1,405)
Net income for the year				3,539	3,539
Appropriation of net income to legal reserve			206	(206)	
At December 31, 2002	38,735	1,896	4,080	24,410	69,121

Statement of Changes in Stockholders' Equity

In thousands of Brazilian reais, except per-share data

(continued)

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2003	38,735	1,896	4,080	24,410	69,121
Net income for the period (Unaudited)				11,112	11,112
At September 30, 2003 (Unaudited)	38,735	1,896	4,080	35,522	80,233
At January 1, 2002	38,735	1,896	3,874	22,482	66,987
Interest on capital distributed to stockholders (R$ 0.06 per share) (Note 9 (b)) (Unaudited)				(1,405)	(1,405)
Loss for the period (Unaudited)				(529)	(529)
At September 30, 2002 (Unaudited)	38,735	1,896	3,874	20,548	65,053

The accompanying notes are an integral part of these financial statements.

Televisão Gaúcha S.A.

Statement of Changes in Financial Position
In thousands of Brazilian reais

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Financial resources were provided by:				
Net income (loss) for the year/period	3,539	7,672	11,112	(529)
Expenses (income) not affecting working capital:				
Equity in losses of subsidiaries			547	
Deferred income taxes	(9,750)	(3,566)	(119)	(9,092)
Provision for contingencies	66	(1,653)	(2)	42
Depreciation	14,974	14,057	10,314	10,729
Amortization (financial expenses) (Note 6)	390	471		290
Net book value of permanent asset disposals	841	1,298	140	1,273
	10,060	18,279	21,992	2,713
Decrease in long-term receivables			89	
Increase in long-term liabilities	4,229			
Total funds provided	14,289	18,279	22,081	2,713
Financial resources were used for:				
Increase in long-term receivables	3,513	1,121		3,652
Investments	50	45		13
Property, plant and equipment	5,034	22,091	1,268	3,665
Decrease in long-term liabilities		1,295	606	
Distributed dividend		2,006		
Interest on capital distributed to stockholders	1,405	1,595		1,405
Total funds used	10,002	28,153	1,874	8,735
Increase (decrease) in working capital	4,287	(9,874)	20,207	(6,022)
Current assets				
At the end of the year/period	24,053	24,788	34,653	20,946
At the beginning of the year/period	24,788	34,907	24,053	24,788
	(735)	(10,119)	10,600	(3,842)
Current liabilities				
At the end of the year/period	37,427	42,449	27,820	44,629
At the beginning of the year/period	42,449	42,694	37,427	42,449
	(5,022)	(245)	(9,607)	2,180
Increase (decrease) in working capital	4,287	(9,874)	20,207	(6,022)

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in television broadcasting.

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that, as from April 2002, foreign shareholders may own a maximum of 30% of the capital of television broadcasting companies. Until that date, foreign shareholders were not allowed and Brazilian corporations could not own more than 30% of the capital, with no voting shares.

The Federal licenses required for the television broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, television broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (fifteen years) and are renewable upon application for a similar period. The company's current license expires in 2007.

Through an operating agreement, the company is part of the largest Brazilian national TV network, the Globo network. Although the network agreement has limited terms, it is renewable, and the company has maintained its network relationship continuously for more than thirty-five years.

The company maintains operating agreements with the other RBS Group television companies in Rio Grande do Sul. The affiliated stations are required to broadcast the national and regional network programs and advertising. In exchange for the national programming, the affiliated companies are charged a programming fee but are entitled to the revenues from local advertising sold by them.

In thousands of Brazilian reais, unless otherwise stated

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings, since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values. Except as described in Note 6, net exchange gains and losses on foreign currency liabilities are recorded in financial expenses.

Advertising revenue relates to broadcasting national and regional advertising and is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

Programming costs relate mainly to retransmission rights acquired from the national network.

Selling expenses include commissions paid to advertising agencies in relation to regional advertising.

The company is reimbursed for administrative and general expenses and operating costs incurred on behalf of other RBS Group television companies and the depreciation expense related to equipment used by those companies.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

Investments in entities in which the company's ownership interest exceeds 20% are accounted for the equity method. The other investments are stated as cost.

Property, plant and equipment are stated at cost plus the effects of a revaluation of the majority of the company's land and buildings based on an appraisal carried out by independent experts in December 1994. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

Leasing costs are recognized as a rental charge when incurred.

Deferred charges include the foreign exchange loss for the quarter ended March 31, 1999 (Note 6), which is amortized over a four-year period, or recognized upon the payment of the related liabilities, or offset against future foreign exchange gains arising from these liabilities.

In thousands of Brazilian reais, unless otherwise stated

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate of 9% applied to adjusted income before income tax. Deferred income taxes are calculated on temporary differences and tax loss carryforwards. Tax losses do not expire but may be used to offset only up to 30% of future taxable income in any year.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2002, totaled R$ 7,036 (December 31, 2001 - R$ 4,728; period ended September 30, 2003 - R$ 3,335; September 30, 2002 - R$ 5,408).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				September 30			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable (payable) - Group companies	1,478		1,480		12,289		(7,714)	
Zero Hora - Editora Jornalística S.A.								
Accounts receivable (payable) - Group companies			48		45		44	
Long-term liabilities - Group companies	44							
General and administrative expenses (reimbursement)		2,237		1,525		2,201		1,973
Rádio Gaúcha S.A.								
Accounts receivable (payable) - Group companies			1					
Long-term liabilities - Group companies	2							
General and administrative expenses (reimbursement)		630		502		511		490
RBS TV de Florianópolis S.A.								
Accounts receivable (payable) - Group companies					(4,109)			
Long-term liabilities - Group companies	(4,109)							
General and administrative expenses (reimbursement)		1,579		1,126		1,251		1,174
Operating cost (reimbursement)						479		
RBS Participações S.A.								
Accounts receivable (payable) - Group companies			(437)		(368)		(268)	
Long-term liabilities - Group companies	(425)							
Financial income				297				
Teleparbs Participações S.A.								
Financial income				249				

Notes to the Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 (Unaudited)

In thousands of Brazilian reais, unless otherwise stated

	December 31				September 30			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
Other RBS Group companies								
Accounts receivable (payable) - Group companies			359		(16)		40	
Long-term liabilities - Group companies	(1,895)		(2,154)		(2,154)		(2,154)	
General and administrative expenses (reimbursement)		9,890		13,901		6,989		7,306
Depreciation (reimbursement)		880		1,129		712		641
Selling expenses				(1)				
Network agreements		6,928		5,631		5,365		4,674
Operating cost (reimbursement)						707		

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets (liabilities) because the funds held by this company on behalf of the group companies are readily available.

(b) The other balances bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

(d) In April 1996, the company received deposits (R$ 2,154) from the affiliated stations to guarantee the company's equipment used by these affiliated stations; these are recorded as long-term liabilities.

(e) In July 1996, the company guaranteed loans in the original amount of US$ 15,900,000 (December 31, 2002 - US$ 3,717,051; December 31, 2001 - US$ 6,415,361; September 30, 2003 - US$ 1,018,741; September 30, 2002 - US$ 3,717,051) obtained by Zero Hora - Editora Jornalística S.A. with final maturity in 2004.

(f) In June 2001, the company guaranteed loans totaling approximately US$ 3,600,000 obtained by Zero Hora - Editora Jornalística S.A., which were fully paid in June 2002.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

	December 31				September 30		
	2002			2001	2003	2002	
	Cost and revaluation	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	17,138		17,138	17,144	17,138	17,138	
Buildings and structures	48,127	(16,467)	31,660	39,141	30,526	32,523	2.2 to 33
Installations	6,253	(5,531)	722	1,162	524	992	10 to 33
Machinery and equipment	108,309	(81,727)	26,582	28,528	18,969	27,057	10 to 25
Vehicles	3,031	(2,446)	585	622	382	402	25 and 33
Other	1,151		1,151	1,894	1,113	2,042	
	184,009	(106,171)	77,838	88,491	68,652	80,154	

In thousands of Brazilian reais, unless otherwise stated

The company contracted equipment leases with an original amount of US$ 6,497,690, final maturity in September 2002 and purchase options at the end of the contracts, which were exercised by the company. The unpaid lease installments totalled US$ 769,450 at December 31, 2001 and comprised semiannual payments of US$ 530,088 from November 1997 to May 2002 and US$ 119,681 from March 1997 to September 2002, plus interest based on LIBOR plus 1.5% to 2.5% p.a. The leases were guaranteed by the related companies Zero Hora - Editora Jornalística S.A. and Maiojama Empreendimentos Imobiliários Ltda.

6 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 1,984 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and CVM Deliberation no. 294 dated March 26, 1999. As of December 31, 2001, the exchange loss deferred by the company amounted to R$ 390 (September 30, 2002 - R$ 100), net of the related amortization. As of December 31, 2002, these deferred charges were fully amortized.

7 Trade Accounts Payable

Trade accounts payable at December 31, 2002 include R$ 462 (December 31, 2001 - R$ 405; September 30, 2003 - R$ 162; September 30, 2002 - R$ 433) due to foreign suppliers and indexed to the U.S. dollar.

In thousands of Brazilian reais, unless otherwise stated

8 Loans

		December 31		September 30	
	Interest	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Foreign currency US$ 3,387 thousand (December 31, 2001 - US$ 6,387 thousand; September 30, 2003 - US$ 1,243 thousand; September 30, 2002 - US$ 3,650 thousand)	LIBOR plus 6,4 % p.a.	11,968	14,820	3,635	14,218
Local currency		18	103		114
		11,986	14,923	3,635	14,332
Current liabilities		(11,986)	(14,923)	(12)	(14,332)
Long - term liabilities				3,623	

Long-term loans fall due as follows:

2004	453
2005	1,812
2006	1,358
	3,623

Loans are guaranteed by the related company RBS Administração e Cobranças Ltda. (R$ 3,635), and local currency equipment financing of R$ 103 at December 31, 2001 was collateralized by the related equipment.

9 Stockholders' Equity

(a) Capital comprises 22,755,000 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In thousands of Brazilian reais, unless otherwise stated

In accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital. At December 31, 2002 and 2001, the board of directors decided not to make the appropriation related to the statutory reserve. The Annual General Meetings confirmed these decisions.

On August 6, 2001, the stockholders approved the distribution of an additional dividend related to 2000, amounting to R$ 2,006.

In December 2002 and 2001, no dividends were proposed by the company's board of directors, and these decisions were later approved at the respective Annual General Meetings. The only distribution of 2002 and 2001 earnings was the payment of interest on capital described in item (b) below, which in 2001 was less than the minimum annual dividend and in 2002 exceeded the minimum annual dividend.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

In thousands of Brazilian reais, unless otherwise stated

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		September 30	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Balances per statutory financial statements	26,846	22,892	38,564	22,508
Adjustments arising from the constant currency accounting methodology	(3,040)	(1,743)	(3,722)	(2,722)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	604	1,333	680	762
Balances in these financial statements	24,410	22,482	35,522	20,548

10 Financial Income and Expenses

Financial expenses include R$ 635 (December 31, 2001 - R$ 2,625; September 30, 2003 - R$ 214 ; September 30, 2002 - R$ 603) of interest and a loss of R$ 6,170 (December 31, 2001 - R$ 1,193 (loss); September 30, 2003 - R$ 1,662 (gain) (R$ 952 of which was recorded as financial income); September 30, 2002 - R$ 6,544 (loss)) from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements, when applicable, and the index used to adjust local currency loans or exchange variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

In thousands of Brazilian reais, unless otherwise stated

11 Social Contribution and Income Tax

(a) Reconciliation of income tax and social contribution

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Income (loss) before income tax and social contribution	(5,487)	5,849	11,971	(8,895)
Rate - %	25	25	25	25
	1,372	(1,462)	(2,993)	2,224
Effects of permanent differences:				
Non-deductible expenses	(232)	(696)	(41)	(371)
Non-taxable income	440	177	105	432
Credit for electoral advertising (Note 3 (d))	7,036	4,728	3,335	5,408
Other	(102)	19	(146)	(96)
As per statement of operations	8,514	2,766	260	7,597
(II) Social contribution				
Income (loss) before income tax and social contribution	(5,487)	5,849	11,971	(8,895)
Rate - %	9	9	9	9
	494	(526)	(1,077)	801
Effects of permanent differences:				
Non-deductible expenses	(83)	(215)	(14)	(132)
Non-taxable income	158	64	38	156
Other	(57)	(266)	(66)	(56)
As per statement of operations	512	(943)	(1,119)	769

In thousands of Brazilian reais, unless otherwise stated

(b) Nature of balances

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Provision for income taxes - current			93	
Deferred income taxes				
Long-term receivables				
Tax loss carryforwards	11,082	2,801	11,034	10,384
Other temporary differences	(228)	(563)	(86)	(326)
	10,854	2,238	10,948	10,058
Long-term liabilities				
Monetary variations of permanent assets	5,463	5,692	5,211	5,589
(II) Social contribution				
Provision for income taxes - current			885	
Deferred social contribution				
Long-term receivables				
Tax loss carryforwards	403		24	739
Other temporary differences	(83)	(203)	(31)	(118)
	320	(203)	(7)	621
Long-term liabilities				
Monetary variations of permanent assets	1,975	2,357	1,875	2,012

In thousands of Brazilian reais, unless otherwise stated

(c) Deferred tax on revaluation reserve

Accounting practices adopted in Brazil require the recognition of deferred tax liabilities on revaluations recorded as from July 1, 1995. This requirement was not applicable at the time the company recorded the revaluation of land and buildings in December 1994, the reserves from which were capitalized in 1995; the related unrecognized deferred income tax liability at December 31, 2002 amounts to R$ 6,242 (December 31, 2001 - R$ 6,480; September 30, 2003 - R$ 6,064; September 30, 2002 - R$ 6,302).

12 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

13 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

In thousands of Brazilian reais, unless otherwise stated

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor* - *INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The Sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2002 amounted to R$ 994 (December 31, 2001 - R$ 775; period ended September 30, 2003 - R$ 798; September 30, 2002 - R$ 749).

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

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